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                                                                  EXHIBIT (a)(5)


To:      The Shareholders of Echelon International Corporation

From:    Georgeson Shareholder Communications

Date:    February 1, 2000

Re:      Tender Offer for all Outstanding Shares
         of Echelon International Corporation (the "Tender Offer")


          Enclosed please find a replacement envelope for your use in connection with tendering shares of Echelon International Corporation pursuant to the above mentioned Tender Offer. Due to a printing error, the address on the return envelope originally enclosed in the package of materials relating to the Tender Offer dated January 28, 2000 and previously mailed was incorrect. Please discard the original return envelope and use the enclosed envelope when responding to the Tender Offer.

          You should otherwise follow the instructions set forth in the Offer to Purchase and the related documents.